299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

October 15, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Registration Statement of Form S-1

Filed August 20, 2020

File No. 333-248196

Dear Mr. Kim:

We are in receipt of your comment letter dated September 3, 2020, regarding the Registration Statement (“Registration Statement”) on Form S-1 filed by Verde Bio Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Registration Statement (“Amended Registration Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 33

1. Please revise your beneficial ownership table to include a column that provides the total voting power for all of your principal stockholders and management. We note that each share of Series A Preferred Stock entitles holders to 10,000 votes, so CEO Scott A. Cox will have majority voting power.

The beneficial ownership table has been revised as directed.

2. Based on your selling stockholders table, BK Cook Family Limited Partnership beneficially owns 24.24% of your common stock; therefore, it is unclear why this stockholder is not identified in your beneficial ownership table. Please advise or revise accordingly.

BK Cook Family Limited Partnership has been added to the beneficial ownership table.

Selling Stockholders, page 34

3. Please note that you must disclose the number of common stock shares being registered on this registration statement. Please revise the prospectus cover page, offering summary and selling stockholder table to disclose the specific number of shares being registered under the equity line agreement.

The number of shares has been added as requested to the Amended Registration Statement.

4. Provide an illustrative example of how much you may currently raise under the equity line agreement based on your current common stock market price.

The Company has terminated the Equity Line Agreement and references to this agreement and GHS Investment have been removed from the Amended Registration Statement.

5. Please revise your selling stockholders table to disclose the natural persons who hold voting and/or investment power over the shares held by any entities listed in the table.

The selling stockholders table has been revised to disclose the requested information.

6. Please briefly describe how your selling stockholders, other than GHS Investments, acquired their shares of common stock offered for resale.

The selling stockholders table has been revised to disclose the requested information.

General

7. Your disclosure indicates that your common stock is quoted on the OTCQB; however, it appears that your common stock is quoted on the OTC Pink. Please advise.

These references have been changed to disclose that the Company is quoted on the OTC Pink.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.